Exhibit 99.1

21VIANET GROUP, INC.

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Contents

Condensed Consolidated Balance Sheet as of December 31, 2019 and Unaudited Interim Condensed Consolidated Balance Sheet as of June 30, 2020	F-2 — F-5

Unaudited Interim Condensed Consolidated Statements of Operations for the Six Months Periods Ended June 30, 2019 and 2020	F-6

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the Six Months Periods Ended June 30, 2019 and 2020	F-7

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Periods Ended June 30, 2019 and 2020	F-8 — F-10

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity for the Six Months Periods Ended June 30, 2019 and 2020	F-11 — F-12

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-13 — F-47

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2019

AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2020

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of
	Notes	December 31, 2019	June 30, 2020
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,808,483	4,325,324	612,210
Restricted cash		478,873	427,415	60,497
Accounts and notes receivable (net of allowance for doubtful debt of RMB67,828 and RMB67,909 (US$9,612) as of December 31, 2019 and June 30, 2020, respectively)	4	657,158	958,133	135,615
Short-term investments		363,856	157,546	22,299
Prepaid expenses and other current assets	5	1,618,149	1,777,856	251,638
Amounts due from related parties	19	301,665	78,290	11,081
Total current assets		5,228,184	7,724,564	1,093,340

Non-current assets:
Property and equipment, net	6	5,443,565	6,522,239	923,163
Intangible assets, net	7	410,595	421,029	59,593
Land use rights, net	8	233,154	259,426	36,719
Operating lease right-of-use assets, net	13	1,221,616	1,148,669	162,584
Goodwill	9	989,530	995,200	140,861
Restricted cash		69,821	69,628	9,855
Deferred tax assets	18	209,366	213,856	30,269
Long-term investments	10	169,653	162,457	22,994
Amounts due from related parties	19	20,654	69,632	9,856
Other non-current assets		277,568	318,358	45,061
Total non-current assets		9,045,522	10,180,494	1,440,955
Total assets		14,273,706	17,905,058	2,534,295

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2019

AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2020

(CONTINUED)

(Amounts in thousands of RMB and US$)

		As of
	Notes	December 31, 2019	June 30, 2020
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings (including short-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB232,323 and RMB236,323 (US$33,449) as of December 31, 2019 and June 30, 2020, respectively)	11	234,500	238,500	33,757
Accounts and notes payable (including accounts and notes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB211,710 and RMB251,456 (US$35,591) as of December 31, 2019 and June 30, 2020, respectively)		303,128	337,402	47,756
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of RMB622,160 and RMB 1,250,521 (US$177,000) as of December 31, 2019 and June 30, 2020, respectively)	12	978,935	1,592,434	225,394
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of RMB1,068,692 and RMB1,187,661 (US$168,103) as of December 31, 2019 and June 30, 2020, respectively)		1,068,692	1,187,661	168,103
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of RMB52,088 and RMB47,802 (US$6,766) as of December 31, 2019 and June 30, 2020, respectively)		57,625	54,327	7,689
Income taxes payable (including income taxes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB8,175 and RMB10,033 (US$1,420) as of December 31, 2019 and June 30, 2020, respectively)		48,032	42,683	6,041
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of RMB56,977 and RMB 52,647 (US$7,452) as of December 31, 2019 and June 30, 2020, respectively)	19	166,935	67,574	9,564
Current portion of long-term bank borrowings (including current portion of long-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB32,500 and RMB37,000 (US$5,237) as of December 31, 2019 and June 30, 2020, respectively)	11	32,500	44,500	6,299
Current portion of finance lease liabilities (including current portion of finance lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB220,363 and RMB294,080 (US$41,624) as of December 31, 2019 and June 30, 2020, respectively)	13	227,115	302,012	42,747
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB2,595 and RMB2,074 (US$294) as of December 31, 2019 and June 30, 2020, respectively)		2,595	2,074	294
Current portion of bonds payable	14	911,147	927,636	131,298
Current portion of operating lease liabilities (including current portion of operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB410,422 and RMB460,578 (US$65,191) as of December 31, 2019 and June 30, 2020, respectively)	13	437,817	489,851	69,333
Total current liabilities		4,469,021	5,286,654	748,275

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2019

AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2020

(CONTINUED)

(Amounts in thousands of RMB and US$)

		As of
	Notes	December 31, 2019	June 30, 2020
		RMB	RMB	US$
Non-current liabilities:
Long-term bank borrowings (including long-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB79,500 and RMB221,758 (US$31,388) as of December 31, 2019 and June 30, 2020, respectively)	11	79,500	460,347	65,158
Bonds payable	14	2,060,708	2,099,814	297,209
Convertible promissory notes	16	—	3,038,867	430,124
Non-current portion of finance lease liabilities (including non-current portion of finance lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB549,669 and RMB640,970 (US$90,723) as of December 31, 2019 and June 30, 2020, respectively)	13	896,927	996,267	141,012
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of RMB1,991 and RMB3,377 (US$478) as of December 31, 2019 and June 30, 2020, respectively)	18	2,443	3,729	528
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB82,725 and RMB116,005 (US$16,419) as of December 31, 2019 and June 30, 2020, respectively)		202,572	254,064	35,960
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB5,906 and RMB5,002 (US$708) as of December 31, 2019 and June 30, 2020, respectively)		5,906	5,002	708
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without resource to the primary beneficiaries of RMB745,899 and RMB780,309 (US$110,446) as of December 31, 2019 and June 30, 2020, respectively)	19	745,899	780,309	110,446
Non-current portion of operating lease liabilities (including non-current portion of operating lease liabilities of the Consolidated VIEs without resource to the primary beneficiaries of RMB529,546 and RMB388,581 (US$55,000) as of December 31, 2019 and June 30, 2020, respectively)	13	579,102	444,113	62,860
Total non-current liabilities		4,573,057	8,082,512	1,144,005
Total liabilities		9,042,078	13,369,166	1,892,280
Commitments and contingencies	22

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2019

AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2020

(CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

		As of
	Notes	December 31, 2019	June 30, 2020
		RMB	RMB	US$
Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 1,200,000,000 and 1,199,790,000 shares authorized; 505,253,850 and 516,413,453 issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)		34	34	5
Class B Ordinary Shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 174,649,638 and 164,125,381 issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)		12	12	2
Class C Ordinary Shares (par value of US$0.00001 per share; 60,000 and 60,000 shares authorized; 60,000 and 60,000 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)		—	—	—
Series A perpetual convertible preferred shares (par value of US$0.00001 per share; nil and 150,000 shares issued and outstanding as of December 31,2019 and June 30, 2020, respectively)	15	—	1,044,913	147,898
Additional paid-in capital		9,202,567	9,709,414	1,374,278
Accumulated other comprehensive income		77,904	86,951	12,307
Statutory reserves		60,469	59,177	8,377
Accumulated deficit		(4,038,390)	(6,301,594)	(891,933)
Treasury stock		(349,523)	(349,523)	(49,472)
Total 21Vianet Group, Inc. shareholders’ equity		4,953,073	4,249,384	601,462

Noncontrolling interest		278,555	286,508	40,553
Total shareholders’ equity		5,231,628	4,535,892	642,015
Total liabilities and shareholders’ equity		14,273,706	17,905,058	2,534,295

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the six months periods ended June 30,
	Notes	2019		2020
		RMB		RMB		US$
Net revenues
Hosting and related services		1,759,879		2,234,858		316,324
Cost of revenues
Hosting and related services		(1,290,856)		(1,728,415)		(244,641)

Gross profit		469,023		506,443		71,683

Operating expenses
Sales and marketing expenses		(90,722)		(100,362)		(14,205)
Research and development expenses		(41,354)		(44,649)		(6,320)
General and administrative expenses		(223,137)		(244,696)		(34,634)
Allowance for doubtful debt		(479)		(1,183)		(167)
Total operating expenses		(355,692)		(390,890)		(55,326)

Operating profit		113,331		115,553		16,357

Interest income		24,240		21,095		2,986
Interest expense		(160,644)		(205,000)		(29,016)
Other income		12,033		9,056		1,282
Other expenses		(4,235)		(23,991)		(3,396)
Changes in the fair value of convertible promissory notes	21	—		(1,612,054)		(228,171)
Foreign exchange loss, net		(10,315)		(41,472)		(5,870)
Debt extinguishment loss		(17,804)		—		—

Loss before income taxes and loss from equity method investments		(43,394)		(1,736,813)		(245,828)

Income tax expenses	18	(20,084)		(42,896)		(6,072)
Loss from equity method investments		(29,215)		(6,590)		(933)

Net loss		(92,693)		(1,786,299)		(252,833)

Net income attributable to noncontrolling interest		(3,727)		(4,814)		(681)

Net loss attributable to 21Vianet Group, Inc.		(96,420)		(1,791,113)		(253,514)

Deemed distribution to Series A perpetual convertible preferred shareholders		—		(470,643)		(66,615)

Net loss attributable to the Company’s ordinary shareholders		(96,420)		(2,261,756)		(320,129)

Loss per share:
Basic	20	RMB	(0.14)	RMB	(3.42)	US$	(0.48)
Diluted	20	RMB	(0.14)	RMB	(3.42)	US$	(0.48)

Shares used in loss per share computation:
Basic	20	677,689,041		660,543,890		660,543,890
Diluted	20	677,689,041		660,543,890		660,543,890

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$)

	For the six months periods ended June 30,
	2019	2020
	RMB	RMB	US$
Net loss	(92,693)	(1,786,299)	(252,833)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	3,651	9,047	1,281
Other comprehensive income, net of tax of nil	3,651	9,047	1,281
Comprehensive loss	(89,042)	(1,777,252)	(251,552)
Comprehensive income attributable to noncontrolling interest	(3,727)	(4,814)	(681)
Comprehensive loss attributable to 21Vianet Group, Inc.	(92,769)	(1,782,066)	(252,233)
Deemed distribution to Series A perpetual convertible preferred shareholders	—	(470,643)	(66,615)
Comprehensive loss attributable to the Company’s ordinary shareholders	(92,769)	(2,252,709)	(318,848)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the six months periods ended June 30,
	2019	2020
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(92,693)	(1,786,299)	(252,833)
Adjustments to reconcile net loss to net cash generated from operating activities:
Foreign exchange loss, net	10,315	41,472	5,870
Depreciation and amortization	376,834	418,588	59,247
Loss on disposal of property and equipment and intangible assets	1,507	2,567	363
Allowance for doubtful accounts	479	1,183	167
Share-based compensation expense	24,030	31,662	4,481
Deferred income tax (benefits) loss	(16,410)	4,081	578
Loss from equity method investments	29,215	6,591	933
Changes in the fair value of convertible promissory notes (Note 16)	—	1,612,054	228,171
Amortization of right-of-use assets	38,380	202,598	28,676
Gain from disposal of equity investments without readily determinable fair value	(5,477)	(257)	(36)
Loss on debt extinguishment	17,804	—	—
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts and notes receivable	(148,747)	(281,298)	(39,815)
Prepaid expenses and other current assets	(247,283)	(134,942)	(19,098)
Amounts due from related parties	(19,018)	(26,940)	(3,813)
Accounts and notes payables	3,064	34,274	4,851
Unrecognized tax (benefits) loss	(2,725)	1,286	183
Accrued expenses and other payables	(7,284)	139,214	19,704
Deferred revenue	(12,876)	(3,298)	(467)
Advances from customers	222,255	118,969	16,839
Income taxes payable	15,909	(5,349)	(757)
Deferred government grants	500	—	—
Amounts due to related parties	5,167	(751)	(106)
Lease liabilities	(33,399)	(154,964)	(21,934)
Net cash generated from operating activities	159,547	220,441	31,204

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$)

	For the six months periods ended June 30,
	2019	2020
	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(341,990)	(914,265)	(129,406)
Purchases of intangible assets	(11,318)	(16,236)	(2,298)
Proceeds from disposal of property and equipment	266	185	26
Proceeds from disposal of land use right	—	9,397	1,330
Collection of consideration for disposal of subsidiaries	—	5,802	821
Payments for short-term investments	(68,747)	(36,432)	(5,157)
Payment of loans to related parties	(66,704)	(48,449)	(6,858)
Receipt of loans to third parties	—	30,000	4,246
Proceeds received from maturity of short-term investments	148,092	246,644	34,910
Proceeds from disposal of long-term investments	14,288	923	131
Payments for deposit for acquiring data center	(52,227)	(14,043)	(1,988)
Collection of deposit for acquiring data center	—	3,000	424
Cash receipt from a subsidiary acquired, net of cash paid	—	47	7
Payment for an assets acquisition	(68,196)	(70,000)	(9,908)
Cash receipt from related party due to restructuring (Note 19)	—	140,738	19,920
Net cash used in investing activities	(446,536)	(662,689)	(93,800)

CASH FLOWS FROM FINANCING ACTIVITIES
Amount due to related parties	(47,893)	—	—
Proceeds from exercise of stock options	337	2,336	331
Proceeds from issuance of Series A perpetual convertible preferred shares (Note 15)	—	1,058,325	149,796
Proceeds from issuance of 2020/2021 Notes	2,012,084	—	—
Payment of issuance cost of 2020/2021 Notes	(35,427)	—	—
Repurchase of 2020 Notes	(1,021,539)	—	—
Proceeds from issuance of convertible promissory notes (Note 16)	—	1,409,385	199,485
Payment of cost of convertible promissory notes (Note 16)	—	(18,762)	(2,656)
Proceeds from short-term bank borrowings	30,000	34,000	4,812
Repayment of short-term bank borrowings	(50,000)	(30,000)	(4,246)
Proceeds from long-term bank borrowings	—	408,847	57,869
Repayment of long-term bank borrowings	(27,779)	(16,000)	(2,265)
Payments for purchase of property and equipment through finance leases	(158,853)	(150,501)	(21,302)
Rental payment and deposits for financing arrangements	(15,549)	(32,357)	(4,580)
Contribution from noncontrolling interest in subsidiaries	4,089	3,139	444
Proceeds from financing arrangements	—	214,448	30,353
Net cash generated from financing activities	689,470	2,882,860	408,041
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	21,898	24,578	3,480
Net increase in cash and cash equivalents and restricted cash	424,379	2,465,190	348,925
Cash and cash equivalents and restricted cash at beginning of period	2,661,021	2,357,177	333,637
Cash and cash equivalents and restricted cash at end of period	3,085,400	4,822,367	682,562

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$)

	For the six months periods ended June 30,
	2019	2020
	RMB	RMB	US$
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	2,864,359	4,325,324	612,210
Restricted cash-current	152,025	427,415	60,497
Restricted cash-non-current	69,016	69,628	9,855
Total cash and cash equivalents and restricted cash	3,085,400	4,822,367	682,562

Supplemental disclosures of cash flow information:
Income taxes paid	(57,407)	(45,948)	(6,504)
Interest paid	(87,903)	(128,552)	(18,195)
Interest received	27,042	15,410	2,181

Supplemental disclosures of non-cash activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	7,644	93,651	13,255
Purchase of property and equipment through finance leases	89,512	67,584	9,566
Purchase of property and equipment included in accrued expenses and other payables	(8,241)	148,914	21,077
Purchase of intangible assets included in accrued expenses and other payables	(1,342)	4,965	703

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balance as of January 1, 2019	674,356,266	(337,683)	46	9,141,494	85,979	42,403	(3,838,032)	5,094,207	268,977	5,363,184
Consolidated net loss	—	—	—	—	—	—	(96,420)	(96,420)	3,727	(92,693)
Contribution by noncontrolling interest	—	—	—	—	—	—	—	—	4,089	4,089
Foreign exchange difference	—	—	—	—	3,651	—	—	3,651	—	3,651
Issuance of new shares	—	—	—	—	—	—	—	—	—	—
Issuance of new shares for share option exercise and restricted share units vested	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	26,965	—	—	—	26,965	—	26,965
Appropriation of statutory reserves	—	—	—	—	—	1,422	(1,422)	—	—	—
Share issued to depository bank	—	—	—	—	—	—	—	—	—	—
Share repurchase	—	—	—	—	—	—	—	—	—	—
Share options exercised	19,769	—	—	337	—	—	—	337	—	337
Restricted share units vested	830,196	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank	(849,965)	—	—	—	—	—	—	—	—	—
Balance as of June 30, 2019	674,356,266	(337,683)	46	9,168,796	89,630	43,825	(3,935,874)	5,028,740	276,793	5,305,533

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

	Number of ordinary shares	Treasury Stock	Ordinary shares	Series A perpetual convertible preferred shareholders	Additional paid-in capital	Accumulated other comprehensive income	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balance as of January 1, 2020	679,963,488	(349,523)	46	—	9,202,567	77,904	60,469	(4,038,390)	4,953,073	278,555	5,231,628
Consolidated net loss	—	—	—	—	—	—	—	(1,791,113)	(1,791,113)	4,814	(1,786,299)
Contribution by noncontrolling interest	—	—	—	—	—	—	—	—	—	3,139	3,139
Cumulative adjustment for changes in accounting policy	—	—	—	—	—	—	—	(2,740)	(2,740)	—	(2,740)
Issuance of perpetual convertible preferred shares	—	—	—	1,044,913	—	—	—	—	1,044,913	—	1,044,913
Deemed distribution to perpetual convertible preferred shareholders	—	—	—	—	470,643	—	—	(470,643)	—	—	—
Issuance of new shares for share option exercise and restricted share units vested	635,346	—	—	—	—	—	—	—	—	—	—
Foreign exchange difference	—	—	—	—	120	9,047	—	—	9,167	—	9,167
Share-based compensation	—	—	—	—	33,748	—	—	—	33,748	—	33,748
Appropriation of statutory reserves	—	—	—	—	—	—	(1,292)	1,292	—	—	—
Share options exercised	425,892	—	—	—	2,336	—	—	—	2,336	—	2,336
Restricted share units vested	2,044,482	—	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank	(2,470,374)	—	—	—	—	—	—	—	—	—	—
Balance as of June 30, 2020	680,598,834	(349,523)	46	1,044,913	9,709,414	86,951	59,177	(6,301,594)	4,249,384	286,508	4,535,892
Balance as of June 30, 2020 US$		(49,472)	7	147,898	1,374,278	12,307	8,377	(891,933)	601,462	40,553	642,015

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.                       ORGANIZATION

21Vianet Group, Inc. was incorporated under the laws of the Cayman Islands on October 16, 2009 and its principal activity is investment holding. The Company through its consolidated subsidiaries and variable interest entities (the “VIEs”) are principally engaged in the provision of hosting and related services.

(a)                  VIE disclosures

Except for certain property, leasehold improvements and land use right with total carrying amounts of RMB214,106 (US$30,305) that were pledged to secure banking borrowings granted to the Company (Note 11), there were no pledges or collateralization of the Consolidated VIEs’ assets. Creditors of the Consolidated VIEs have no recourse to the general credit of the primary beneficiaries of the Consolidated VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Consolidated VIEs operate the data centers and own facilities including data center buildings, leasehold improvements, fiber optic cables, computers and network equipment, which are recognized in the Company’s consolidated financial statements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires data center operation and marketing workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the Consolidated VIEs during the periods presented.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.                       ORGANIZATION (CONTINUED)

The following tables represent the financial information of the Consolidated VIEs as of December 31, 2019 and June 30, 2020 and for the six months periods ended June 30, 2019 and 2020 before eliminating the intercompany balances and transactions between the Consolidated VIEs and other entities within the Company:

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	591,503	628,328	88,934
Restricted cash	260,961	207,754	29,406
Accounts receivable (net of allowance for doubtful debt of RMB66,416 and RMB66,331 (US$9,389) as of December 31, 2019 and June 30, 2020, respectively)	513,440	813,023	115,076
Prepaid expenses and other current assets	1,371,564	1,551,978	219,668
Amounts due from related parties	57,982	74,909	10,603
Total current assets	2,795,450	3,275,992	463,687
Non-current assets:
Property and equipment, net	3,580,341	4,547,427	643,647
Intangible assets, net	151,722	183,090	25,915
Land use rights, net	58,588	47,342	6,701
Operating lease right-of-use assets, net	1,144,846	1,063,804	150,572
Goodwill	302,647	308,318	43,640
Restricted cash	66,119	65,817	9,316
Deferred tax assets	180,959	187,913	26,597
Amounts due from related parties	20,654	21,182	2,998
Other non-current assets	262,685	304,398	43,085
Long-term investments	189,571	176,733	25,015
Total non-current assets	5,958,132	6,906,024	977,486
Total assets	8,753,582	10,182,016	1,441,173
Current liabilities:
Short-term bank borrowings	232,323	236,323	33,449
Accounts and notes payable	211,710	251,456	35,591
Accrued expenses and other payables	622,160	1,250,521	177,000
Advance from customers	1,068,692	1,187,661	168,103
Deferred revenue	52,088	47,802	6,766
Income tax payable	8,175	10,033	1,420
Amounts due to inter-companies (1)	2,786,838	3,119,745	441,571
Amounts due to related parties	56,977	52,647	7,452
Current portion of finance lease liabilities	220,363	294,080	41,624
Current portion of long-term bank borrowings	32,500	37,000	5,237
Deferred government grants	2,595	2,074	294
Current portion of operating lease liabilities	410,422	460,578	65,191
Total current liabilities	5,704,843	6,949,920	983,698

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.                       ORGANIZATION (CONTINUED)

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
Non-current liabilities:
Amounts due to inter-companies (1)	1,020,972	1,020,972	144,509
Amounts due to related parties	745,899	780,309	110,446
Long-term bank borrowings	79,500	221,758	31,388
Non-current portion of finance lease liabilities	549,669	640,970	90,723
Unrecognized tax benefits	1,991	3,377	478
Deferred tax liabilities	82,725	116,005	16,419
Deferred government grants	5,906	5,002	708
Non-current portion of operating lease liabilities	529,546	388,581	55,000
Total non-current liabilities	3,016,208	3,176,974	449,671
Total liabilities	8,721,051	10,126,894	1,433,369

	For the six months periods ended June 30,
	2019	2020
	RMB	RMB	US$
Net revenues	1,319,083	1,770,597	250,612
Net profit	16,526	22,591	3,198

	For the six months periods ended June 30,
	2019	2020
	RMB	RMB	US$
Net cash generated from operating activities	179,800	258,807	36,632
Net cash used in investing activities	(547,725)	(712,997)	(100,918)
Net cash generated from financing activities	187,985	437,506	61,925
Net decrease in cash and cash equivalents and restricted cash	(179,940)	(16,684)	(2,361)

(1)                  Amounts due to inter-companies consist of intercompany payables to the other companies within the Company for the purchase of telecommunication resources and property and equipment on behalf of the Consolidated VIEs.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)                  Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding financial reporting that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the years ended December 31, 2019 and 2018. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months periods ended June 30, 2020 are not necessarily indicative of results to be expected for any other interim period or for the year ending December 31, 2020. The condensed consolidated balance sheet as of December 31, 2019 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related footnotes for the year ended December 31, 2019.

(b)                  Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, estimating the useful lives of long-lived assets, determining the fair value of equity investments, accounting for investments and the subsequent impairment assessment, determining the allowance for credit losses for financial assets, determining the valuation allowance for deferred tax assets, accounting for share-based compensation arrangements, goodwill and long-lived assets impairment assessment, measurement of right-of-use assets and lease liabilities, determining the fair value of convertible promissory notes and assessing the initial valuation of the assets acquired and liabilities assumed in a business combination. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited interim condensed consolidated financial statements.

(c)                   Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.0651 on June 30, 2020, the last business day in June 2020, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)                 Accounts receivable and allowance for credit losses

Accounts receivable are carried at net realizable value. An allowance for credit losses for financial assets, including accounts receivable, carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on credit losses expected to arise over the life of the asset’s contractual term, which includes consideration of prepayments. Assets are written off when the Company determines that such financial assets are deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the balance sheet date. The Company pools financial assets based on similar risk characteristics to estimate expected credit losses. The Company estimates expected credit losses on financial assets individually when those assets do not share similar risk characteristics. The Company closely monitors its accounts receivable including timely account reconciliations, detailed reviews of past due accounts, updated credit limits, and monthly analysis of the adequacy of their reserve for credit losses.

The Company utilizes a loss rate approach to determine lifetime expected credit losses for its financial assets. This method is used for calculating an estimate of losses based primarily on the Company’s historical loss experience. In determining loss rates, the Company evaluates information related to historical losses, adjusted for current conditions and further adjusted for the period of time that the Company can reasonably forecast. The Company has concluded that it can reasonably support a forecast period for the contractual life of its financial assets. Qualitative and quantitative adjustments related to current conditions and the reasonable and supportable forecast period consider the following: the customer or vendor’s creditworthiness, changes in the policy and procedures to establish customer credit limits, changes in the payment terms of receivables, existence and effect of any concentration of credit and changes in the level of such concentrations, and the effects of other external forces such as the current and forecasted direction of the economic and business environment. On January 1, 2020, the Company adopted ASC326, Financial Instruments-Credit Losses, using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment in accumulated deficit of RMB2,740 was recognized as of January 1, 2020. For the six months period ended June 30, 2020, the Company recorded credit losses of RMB1,183 (US$167).

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)                   Revenue recognition

The Company provides hosting and related services including hosting of customers’ servers and networking equipment, connecting customers’ servers with internet backbones (“Hosting service”), virtual private network services providing encrypted secured connection to public internet (“VPN service”) and other value-added services and public cloud service through strategic partnership with Microsoft.

On January 1, 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition (“ASC 605”), using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting under ASC 605. The impact of adopting the new revenue standard was not material to the consolidated financial statements and there was no adjustment to the opening balance of retained earnings on January 1, 2018.

Under ASC 606, an entity recognizes revenue as the Company satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Company recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

The Company is a principal and records revenue on a gross basis when the Company is primarily responsible for fulfilling the service, has discretion in establishing pricing and controls the promised service before transferring that service to customers. Otherwise, the Company records revenue at the net amounts as commissions.

The Company’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)                   Revenue recognition (continued)

Hosting services are services that the Company dedicates data center space to house customers’ servers and networking equipment and provides tailored server administration services including operating system support and assistance with updates, server monitoring, server backup and restoration, server security evaluation, firewall services, and disaster recovery. The Company also provides interconnectivity services to connect customers with each other, internet backbones in China and other networks through Border Gateway Protocol, or BGP, network, or single-line, dual-line or multiple-line networks. Hosting services are typically provided to customers for a fixed amount over the contract service period and the related revenues are recognized on a straight-line basis over the term of the contract. For certain contracts where considerations are based on the usage of the Hosting services, the related revenues are recognized based on the consumption at the predetermined rate as the services are rendered throughout the contact term. The Company is a principal and records revenue for Hosting service on a gross basis.

VPN services are services that the Company extends customers’ private networks by setting up secure and dedicated connections through the public internet. VPN services are provided to customers for a fixed amount over the contract service period and revenue is recognized on a straight-line basis over the term of the contract. The Company is a principal and records revenue for VPN service on a gross basis.

Cloud services allow businesses to run their applications over the internet using the IT infrastructure. Revenue from Cloud services consists of incentive revenue from Microsoft upon completion of certain conditions and a fixed percentage amount based on gross sales price generated from Cloud services provided to end customers. Cloud services are generally provided to end customers for a fixed amount over the contract period and the related revenues are recognized on a straight-line basis over the contract period. For certain contracts where considerations are based on the usage of the cloud resources, the related revenues are recognized based on the consumption at the predetermined rate as the services are rendered throughout the contract term. The Company records revenue for Cloud service on a net basis.

For certain arrangements, customers are required to pay the Company before the services are delivered. The Company recognizes a contract liability in the consolidated balance sheets, depending on the relationship between the Company’s performance and the customer’s payment. Contract liabilities are mainly related to fee received for Hosting services to be provided over the contract period, which are presented as deferred revenue on the consolidated balance sheets.

Deferred revenue represents the Company’s obligation to transfer the goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. As of December 31, 2019 and June 30, 2020, the Company has deferred revenue amounting up to RMB57,625 and RMB54,327 (US$7,689), respectively. Revenue recognized from opening deferred revenue balance was RMB44,634 (US$6,318) for the six months period ended June 30, 2020.

Part of the Company’s Hosting service contains lease and non-lease components. The Company elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if 1) the timing and pattern of transfer of the lease component and non-lease component is the same; 2) the lease component should be classified as an operating lease if it were accounted for separately. The combined component is accounted for in accordance with the current lease accounting guidance (“ASC 842”) if the lease component is predominant, and in accordance with the ASC 606 if the non-lease component is predominant. In general, the Company has determined that the non-lease component is the predominant component in Hosting service. Therefore, the Company has accounted for the combined component in accordance with ASC 606.

The Company does not disclose the value of unsatisfied performance obligations as the Company’s revenue contracts are (i) contracts with an original expected length of one year or less or (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)                      Loss per share

In accordance with ASC Topic 260, Earnings per Share (“ASC 260”), basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. The convertible perpetual preferred shares are participating securities. As the participating securities do not share the losses of the Group, the computation of basic earnings per share using two-class method is not applicable when the Company is at a net loss position. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Contingently issuable shares, including performance-based share awards and contingent considerations to be settled in shares, are included in the computation of basic earnings per share only when there is no circumstance under which those shares would not be issued. Contingently issuable shares are included in the denominator of the diluted loss per share calculation as of the beginning of the period or as of the inception date of the contingent share arrangement, if later, only when dilutive and when all the necessary conditions have been satisfied as of the reporting period end. For contracts that may be settled in ordinary shares or in cash at the election of the Company, share settlement is presumed, pursuant to which incremental shares relating to the number of shares that would be required to settle the contract are included in the denominator of diluted loss per share calculation if the effect is more dilutive. For the contracts that may be settled in ordinary shares or in cash at the election of the counterparty, the more dilutive option of cash or share settlement is used for the purposes of diluted loss per share calculation, pursuant to which share settlement requires the number of shares that would be required to settle the contract be included in the denominator whereas cash settlement requires an adjustment to be made to the numerator for any changes in income or loss that would result as if the contract had been classified as an asset or a liability for accounting purposes during the period for a contract that is classified as equity for accounting purposes, if the effect is more dilutive. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of the share options, using the treasury stock method and shares issuable upon the conversion of the Company’s convertible perpetual preferred shares and convertible notes using the if-converted method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

(g)                   Recent accounting pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which is elective, and provides for optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The Company is currently evaluating the impact of reference rate reform and potential impact of adoption of these elective practical expedients on its condensed consolidated financial statements and will consider the impact of adoption during its analysis. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

3.                       ACQUISITION OF SUBSIDIARIES

Acquisition in 2020

Shanghai Shuzhong

On June 30, 2020, as part of its business strategy to expand the existing hosting service, the Company through its subsidiary, Shanghai Shilian Technology Co., Ltd. (“SH Shilian”) acquired 100% of the equity interests in Shanghai Shuzhong Investment Management Co., Ltd. (“SH Shuzhong”) which primarily provides internet data center service from a third party selling shareholder, for a total cash consideration of RMB37,457 (US$5,301). The consideration was not paid as of June 30, 2020. The accounting for this acquisition is incomplete because the transaction occurred by the end of the period and therefore, the amounts recognized in the consolidated financial statements are regarded provisional as of June 30, 2020.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition:

	RMB	US$
Current assets	44,248	6,263
Other non-current assets	1,686	239
Property and equipment, net	318,461	45,075
Purchased software	23	3
Operating lease right-of-use assets, net	81,034	11,470
Customer contract	33,500	4,742
Deferred tax assets	14,077	1,992
Total assets acquired	493,029	69,784
Other current liabilities	(382,543)	(54,145)
Operating lease liabilities	(45,034)	(6,375)
Deferred tax liabilities	(33,665)	(4,765)
Total liabilities assumed	(461,242)	(65,285)
Net assets acquired	31,787	4,499
Purchase consideration	37,457	5,301
Goodwill	5,670	802

The revenue and net profit since the acquisition date included in the consolidated statement of operations for the six months periods ended June 30, 2020 were nil and nil, respectively.

The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

4.                       ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and the allowance for doubtful debt consisted of the following:

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
Accounts receivable	722,840	1,024,522	145,012
Notes receivable	2,146	1,520	215
Allowance for doubtful debt	(67,828)	(67,909)	(9,612)
	657,158	958,133	135,615

As of December 31, 2019 and June 30, 2020, all accounts and notes receivable were due from third party customers. An analysis of the allowance for doubtful debt, considering the adoption of ASC 326 since January 1, 2020, was as follows:

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
Balance at beginning of the year/period	70,970	67,828	9,600
Cumulative adjustment for changes in accounting policy	—	2,740	388
Additional provision charged to expense	485	1,183	167
Write-off of accounts receivable	(3,627)	(3,842)	(543)
Balance at the end of the year/period	67,828	67,909	9,612

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

5.                       PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
Prepaid expenses	878,155	1,025,092	145,092
Tax recoverables	570,913	617,919	87,461
Staff advances	1,866	1,119	158
Interest receivables	14,359	20,045	2,837
Deposits	17,391	7,007	992
Loans to third parties	73,557	43,639	6,177
Others	61,908	63,035	8,921
	1,618,149	1,777,856	251,638

Prepaid expenses mainly represented the unamortized portion of prepayments made to Microsoft for the cloud computing services, the prepayments to telecommunication operators for bandwidth, data centers or cabinets and the prepayments for office expense.

6.                       PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under finance leases, consisted of the following:

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
At cost:
Property	899,609	1,008,555	142,752
Leasehold improvements	1,458,749	1,715,084	242,754
Computer and network equipment	3,539,709	4,285,238	606,536
Optical fibers	142,723	142,723	20,201
Office equipment	22,102	29,115	4,121
Motor vehicles	2,308	2,668	378
	6,065,200	7,183,383	1,016,742
Less: accumulated depreciation	(2,514,800)	(2,886,548)	(408,564)
	3,550,400	4,296.835	608,178
Construction-in-progress	1,893,165	2,225,404	314,985
	5,443,565	6,522,239	923,163

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

6.                       PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation expense was RMB339,231 and RMB381,683 (US$54,023) for the six months periods ended June 30, 2019 and 2020, respectively, and was included in the following captions:

	For the six months periods ended June 30,
	2019	2020
	RMB	RMB	US$
Cost of revenues	316,603	355,001	50,247
Sales and marketing expenses	951	1,119	158
General and administrative expenses	12,809	14,415	2,040
Research and development expenses	8,868	11,148	1,578
	339,231	381,683	54,023

The carrying amounts of the Company’s property and equipment held under finance leases at respective balance sheet dates were as follows:

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
Property	365,353	365,353	51,712
Computer and network equipment	639,311	960,191	135,906
Optical fibers	142,723	142,723	20,201
	1,147,387	1,468,267	207,819
Less: accumulated depreciation	(408,196)	(529,492)	(74,945)
	739,191	938,775	132,874
Construction-in-progress	659,014	699,503	99,008
	1,398,205	1,638,278	231,882

Depreciation of property, computer and network equipment and optical fibers under finance leases was RMB107,247 and RMB135,426 (US$19,168) for the six months periods ended June 30, 2019 and 2020, respectively.

The carrying amounts of property and equipment pledged by the Company to secure banking borrowings (Note 11) granted to the Company at the respective balance sheet dates were as follows:

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
Property	137,585	269,457	38,139
Leasehold improvements	66,162	62,313	8,820

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

7.                       INTANGIBLE ASSETS, NET

The following table presented the Company’s intangible assets as of the respective balance sheet dates:

	Purchased software	Radio spectrum license	Operating Permits	Contract backlog	Customer relationships	Licenses	Supplier relationships	Trade names	Customer contract	Non- compete agreements	Internal use software	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net January 1, 2019	47,254	72,908	—	5,162	112,961	3,883	17,070	90,591	—	44	5,440	355,313
Additions	11,128	—	100,380	—	—	—	—	—	—	—	13,189	124,697
Foreign currency translation difference	413	1,200	—	—	—	—	—	—	—	—	—	1,613
Amortization expense	(16,068)	(8,985)	(3,136)	(5,162)	(24,921)	(385)	(3,074)	(5,813)	—	(44)	(3,440)	(71,028)
Intangible assets, net December 31, 2019	42,727	65,123	97,244	—	88,040	3,498	13,996	84,778	—	—	15,189	410,595
Additions	3,772	—	—	—	—	—	—	—	33,500	—	5,237	42,509
Foreign currency translation difference	13	964	—	—	—	—	—	—	—	—	—	977
Amortization expense	(6,478)	(4,559)	(1,568)	—	(12,427)	(192)	(1,537)	(2,907)	—	—	(3,384)	(33,052)
Intangible assets, net June 30, 2020	40,034	61,528	95,676	—	75,613	3,306	12,459	81,871	33,500	—	17,042	421,029
				—
Intangible assets, net June 30, 2020 (US$)	5,666	8,709	13,543	—	10,702	468	1,763	11,588	4,742	—	2,412	59,593

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

7.                       INTANGIBLE ASSETS, NET (CONTINUED)

Contract backlog relate to the order placed by the customers that have yet to be delivered at the acquisition date. Customer relationships relate to the relationships that arose as a result of existing customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived from the expected renewal of these existing customer agreements after subtracting the estimated net cash flows from other contributory assets. Customer contract relate to the cooperation agreement with China Mobile acquired in the acquisition of SH Shuzhong. Licenses primarily represented the telecommunication service license in relation to virtual private network services. Supplier relationships relate to the relationships that arose as a result of existing bandwidth supply agreements with certain network operators, which were valued using a replacement cost method given the relative ease of replacement. Trade names mainly relate to the trade names of Dermot Entities. Operating permits relate to the government authorized high-capacity utilities in the assets acquisition of BJ Shuhai.

The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from 1 to 32 years.

Amortization expenses were approximately RMB35,814 and RMB33,052 (US$4,678) for the six months periods ended June 30, 2019 and 2020, respectively.

8.                       LAND USE RIGHTS, NET

Land use rights held by the Company represent operating lease prepayments and are amortized over the remaining term of the respective rights.

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
Cost	249,804	278,138	39,368
Accumulated amortization	(16,650)	(18,712)	(2,649)
Land use rights, net	233,154	259,426	36,719

The carrying amounts of land use rights pledged by the Company to secure banking borrowings (Note 11) granted to the Company at the respective balance sheet dates were as follows:

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
Land use rights	15,989	119,133	16,862

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

9.                       GOODWILL

The changes in the carrying amount of goodwill were as follows:

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
Balance at the beginning of the year/period	989,530	989,530	140,059
Additions		5,670	802
Impairment	—	—	—
Balance as the end of the year/period	989,530	995,200	140,861

As of December 31, 2019 and June 30, 2020, the Company has performed a qualitative assessment for hosting and related services reporting unit and no impairment loss was recorded.

10.                LONG-TERM INVESTMENTS

The Company’s long-term investments consisted of the following:

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
Equity investments without readily determinable fair values	43,824	43,824	6,203
Equity method investments	124,116	116,920	16,549
Available-for-sale debt investments	1,713	1,713	242
	169,653	162,457	22,994

Equity investments without readily determinable fair values

The Company disposed equity investments without readily determinable fair value at a consideration of RMB13,122 and nil for the six months periods ended June 30, 2019 and 2020, respectively.

The investment income comprised of dividend income of nil and RMB618 (US$87), and disposal gain of RMB5,477 and RMB257 (US$36) for the six months periods ended June 30, 2019 and 2020, respectively.

No impairment loss of long-term investment was recorded for the six months periods ended June 30, 2019 and 2020, respectively.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

10.                LONG-TERM INVESTMENTS (CONTINUED)

Equity method investments

	As of December 31, 2019			Increase (decrease) during the six months periods ended June 30, 2020			As of June 30, 2020
	Cost of investments	Share equity gain (loss)	Investments in equity investee	Cost of investments	Share equity loss	Derecognize of share equity loss	Cost of investments	Share equity gain (loss)	Investments in equity investee	Investments in equity investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Yizhuang Fund	101,000	7,152	108,152	—	(6,403)	—	101,000	749	101,749	14,402
Shihua DC Holdings	29,068	(29,068)	—	(29,068)	—	29,068	—	—	—	—
Jingliang Inter Cloud	6,000	(1,928)	4,072	—	(240)	—	6,000	(2,168)	3,832	542
Jingliang Century Cloud	4,000	—	4,000	—	—	—	4,000	—	4,000	566
ZJK Energy	5,907	(1,945)	3,962	—	(546)	—	5,907	(2,491)	3,416	484
WiFire Entities	20,000	(20,000)	—	—	—	—	20,000	(20,000)	—	—
Qidi Chengxin	3,930	—	3,930	—	(7)	—	3,930	(7)	3,923	555
	169,905	(45,789)	124,116	(29,068)	(7,196)	29,068	140,837	(23,917)	116,920	16,549

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

10.                LONG-TERM INVESTMENTS (CONTINUED)

Equity method investments (continued)

In April 2012, the Company through its subsidiary, 21Vianet Beijing, entered into an agreement to invest in the Yizhuang Venture Investment Fund (“Yizhuang Fund”) as a limited partner with an amount of RMB50,500. In December 2013, the Company made the second tranche of investment of another amount of RMB50,500 in the Yizhuang Fund, and held 27.694% of the investee as of December 31, 2019 and June 30, 2020. Given the Company holds more than three percent interest in the Yizhuang Fund as a limited partner, the investment is accounted for under the equity method as prescribed in ASC Subtopic 323-10, Investments — Equity Method (“ASC 323-10”).

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

11.                BANK BORROWINGS

Bank borrowings were as follows as of the respective balance sheet dates:

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
Short-term bank borrowings	234,500	238,500	33,757
Long-term bank borrowings, current portion	32,500	44,500	6,299
	267,000	283,000	40,056
Long-term bank borrowings, non-current portion	79,500	460,347	65,158
Total bank borrowings	346,500	743,347	105,214

The short-term bank borrowings outstanding as of December 31, 2019 and June 30, 2020 bore a weighted average interest rate of 4.56% and 4.41% per annum, respectively, and were denominated in RMB. These borrowings were obtained from financial institutions and have terms of one year. The long-term bank borrowings (including current portion) outstanding as of December 31, 2019 and June 30, 2020 bore a weighted average interest rate of 5.28% and 5.57% per annum, respectively, and were denominated in RMB. These loans were obtained from financial institutions located in the PRC.

As of December 31, 2019 and June 30, 2020, unused loan facilities for bank borrowings amounted to RMB326,068 and RMB222,806 (US$31,536), respectively.

Bank borrowings as of December 31, 2019 and June 30, 2020 were secured by the following:

December 31, 2019

Short-term bank borrowings	Secured by
(RMB)
34,500	Unsecured borrowings.
200,000	Secured by restricted cash of RMB215,816.
234,500

Long-term bank borrowings (including current portion)	Secured by
(RMB)
112,000	Secured by a subsidiary’s fixed assets and land-use right with net book value of RMB203,747 and RMB15,989, respectively.
112,000

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

11.                BANK BORROWINGS (CONTINUED)

June 30, 2020

Short-term bank borrowings	Secured by
(RMB)
38,500	Unsecured borrowing.
200,000	Secured by restricted cash of RMB219,018 (US$31,000).
238,500

Long-term bank borrowings (including current portion)	Secured by
(RMB)
62,758	Unsecured borrowing.
100,000	Secured by a subsidiary’s stock.
96,000	Secured by a subsidiary’s fixed assets and land-use right with net book value of RMB198,323 (US$28,071) and RMB15,783 (US$2,234), respectively (Note 6/Note 8).
246,089	Secured by a subsidiary’s fixed assets and land-use right with net book value of RMB133,447 (US$18,888) and RMB103,350 (US$14,628), respectively (Note 6/Note 8), and the subsidiary’s stock.
504,847

12.                ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables were as follows:

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
Payables for purchase of property, equipment and software	554,693	964,229	136,478
Payroll and welfare payable	179,195	164,625	23,301
Amounts due to the original shareholder of SH Shuzhong(1)	—	164,343	23,261
Interest payable	58,961	66,952	9,476
Accrued service fee	52,746	54,561	7,723
Payables for acquisitions	47,805	47,805	6,766
Other payables on behalf of customers	—	41,084	5,816
Payables for office supplies and utilities	24,562	34,290	4,853
Value-added tax and other taxes payable	14,523	11,985	1,696
Others	46,450	42,560	6,024
	978,935	1,592,434	225,394

(1) This represented the balance of unpaid cash consideration and the payables in other current liabilities due to original shareholder related to the acquisition of SH Shuzhong (Note 3).

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

13.                LEASES

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company’s operating leases mainly related to building, office facilities and equipment and the rights to use the land in the PRC. For leases with terms greater than 12 months, the Company records the related asset and liability at the present value of lease payments over the term. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Company’s determination of lease payments when appropriate.

For the six months periods ended June 30, 2019 and 2020, lease cost for finance leases capitalized was immaterial.

	For the six months periods ended June 30,
	2019	2020
	RMB	RMB	US$
Lease cost
Finance lease cost:
Depreciation	107,247	135,426	19,168
Interest expenses	64,321	70,413	9,966
Operating lease cost	80,522	230,091	32,567
Total lease cost	252,090	435,930	61,701

Short-term lease cost and variable lease cost for operating leases and finance leases were immaterial for the six months periods ended June 30, 2019 and 2020.

14.                BONDS PAYABLE

The aggregate required repayments of the principal amounts of the Company’s long-term borrowings, including the bonds payable and bank borrowings (Note 11) in the succeeding five years and thereafter, are summarized in the following table:

	RMB	US$

For the remaining year ending December 31, 2020	945,554	133,834
For the year ending December 31,
2021	2,187,350	309,599
2022	85,500	12,102
2023	57,500	8,139
2024	62,500	8,846
2025	62,500	8,846
2026 and thereafter	156,347	22,130

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

15.                PERPETUAL CONVERTIBLE PREFERRED SHARES

In June 2020, the Company issued 150,000 Series A perpetual convertible preferred shares (the “Series A Preferred Shares”) at the subscription price of US$1,000 per subscribed share for a total cash consideration of US$150,000.

The significant terms of the Series A Preferred Shares are summarized as follows:

Dividends

From and after the original issuance date, cumulative dividends on each Series A Preferred Share will accrue in arrears at the dividend rate of 4.5% per annum on the original issuance price of US$1,000 per subscribed share. All accrued dividends on any Series A Preferred Share will be paid in cash, when, as and if declared by the Board of Directors out of funds legally available therefor or upon a liquidation of the Company.

Holders of the Series A Preferred Shares will also be entitled to receive any dividends declared by the Board of Directors on a pro rata basis with the ordinary shares determined on an as-converted basis. The dividends or distributions shall be distributed among all holders of ordinary shares and Series A Preferred Shares in proportion to the number of ordinary shares that would be held by each such holder if all Series A Preferred Shares had been converted to ordinary shares as of the record date fixed for determining those entitled to receive such distribution.

For dividends on cumulative preferred stock classified in permanent equity, dividends are not recognized until declared by the Board of Directors. As of June 30, 2020, no dividend was declared by the Company and the cumulative dividend was immaterial.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Shares will be entitled to be paid out of the assets of the Company available for distribution to its shareholders before any distribution or payment out of the assets of the Company will be made to the holders of ordinary shares at a preferential amount in cash equal to the greater of (i) the aggregate original issuance price of US$1,000 per Series A Preferred Shares, plus any unpaid, accrued and accumulated dividends on all such Series A Preferred Shares (whether or not declared) and (ii) the aggregate value that such holders of Series A Preferred Shares would have received had all holders of Series A Preferred Shares, immediately prior to such Liquidation, converted all Series A Preferred Shares then outstanding (together with any unpaid, accrued and accumulated dividends thereon) into Class A ordinary shares at the applicable conversion price then in effect.

If the Company has insufficient assets to pay the holders of the Series A Preferred Shares the full preferential amount, (a) the holders of the Series A Preferred Shares will share ratably in any distribution of the remaining assets of the Company in proportion to the respective full preferential amounts which would otherwise be payable to each such holder in full, and (b) the Company will not make or agree to make, or set aside for the benefit of the holders of ordinary shares, any payments to the holders of ordinary shares.

Conversion

Series A Preferred Shares can be converted at any time at the option of the holder into Class A ordinary shares by dividing the original issuance price plus any unpaid, accrued and accumulated dividends up to, but excluding, the conversion date by the conversion price in effect immediately prior to such conversion. Series A Preferred Shares will be mandatorily converted into Class A ordinary shares at any time after six months from the original issuance date when the daily volume-weighted average price of the ADS (“VWAP”) of certain period equals or exceeds the 200% of the conversion price per ADS (“Conversion Threshold”).

Conversion price is initially, US$2.8333 per Class A Ordinary Shares or US$17.00 per ADS and is subject to additional adjustments if the Company makes certain dilutive issuances of shares.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

15.                PERPETUAL CONVERTIBLE PREFERRED SHARES (CONTINUED)

Voting

Each Series A Preferred Shares holder will be entitled to a number of vote equal to the number of Class A ordinary shares then issuable upon its conversion into Class A ordinary shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date when such vote is taken or any written consent of shareholders is solicited.

Accounting for the Series A Preferred Shares

The Series A Preferred Shares are classified as permanent equity and initially recorded at the issuance price at the time of closing. There were no embedded features that qualified for bifurcation and separate accounting in accordance with ASC 815-10, Derivatives and Hedging. As the time of closing, beneficial conversion features with the amount of US$66,615 was recorded as a reduction to the respective preferred shares with an offsetting credit to additional paid-in capital and recognized immediately as the accretion of the beneficial conversion option discount to income available for ordinary shareholders.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

16.                CONVERTIBLE PROMISSORY NOTES

During the six months period ended June 30, 2020, the Company entered into agreements with a group of investors led by Goldman Sachs Asia Strategic Pte. Ltd. (the “Purchasers”) to purchase the Company’s convertible promissory note (the “Notes”) for total gross proceeds of US$200,000. The Notes will mature in five years and, bear interest at the rate of 2% per annum from the issuance date which will be payable semiannually in arrears in cash.

Conversion

Purchasers have the option to convert all or a portion of the outstanding Notes and any accrued and unpaid interest, into ADSs at the conversion price at any time. The conversion price will initially be US$12.00 per ADS or will be subject to customary adjustments when the decrease in VWAP exceeds certain threshold. In addition, the conversion price will be adjusted in the event when the Company makes certain dilutive issuances of shares.

Redemption upon maturity

Unless previously redeemed or converted, the Company shall redeem the Notes on the maturity date in an amount equal to the sum of (i) 115% of the then outstanding principal amount of the Notes and (ii) the interest accrued but unpaid on the maturity date. The Company may not redeem the Notes at its option prior to the maturity date.

Early redemption at the option of the Purchasers

If any portion of the outstanding principal amount of the Notes has not been converted by the third anniversary of the date of issuance of the Notes, the Purchasers at their sole discretion will have the right to require the Company to redeem, in whole or in part, the outstanding principal amount of the Notes which has not been converted previously in an amount equal to the sum of (i) 109% of the outstanding principal amount and (ii) the interest accrued but unpaid on the outstanding principal amount.

The Company elected to account for the Notes at fair value as a whole. Issuance costs including underwriting commissions and offering expenses were approximately RMB18,932 (US$2,680), which were recognized in earnings as incurred. As of June 30, 2020, the fair value of the Notes was RMB3,038,867 (US$430,124), and the changes in fair value of convertible promissory notes of RMB1,612,054 (US$228,171) was recognized in the consolidated statements of operations for the six months period ended June 30, 2020.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

17.                SHARE-BASED COMPENSATION

Option granted to employees

In order to provide additional incentives to employees and to promote the success of the Company’s business, the Company adopted a share incentive plan in 2010 (the “2010 Plan”). Under the 2010 Plan, the Company may grant options and RSUs to its employees, directors and consultants to purchase an aggregate of no more than 39,272,595 ordinary shares of the Company. The 2010 Plan was approved by the Board of Directors and shareholders of the Company on July 16, 2010. The 2010 Plan is administered by the Board of Directors or the Compensation Committee of the Board as set forth in the 2010 Plan (the “Plan Administrator”). All share options to be granted under the 2010 Plan have a contractual term of ten years and generally vest over 3 to 4 years in the grantee’s option agreement.

In order to further promote the success and enhance the value, the Company adopted a share incentive plan in 2014 (the “2014 Plan”). Under the 2014 Plan, the Company may issue an aggregate of no more than 20,461,380 shares (“Maximum Number”) and such Maximum Number should be automatically increased by a number that is equal to 15% of the number of new shares issued by the Company from time to time. The maximum aggregate number of ordinary shares to be issued under 2014 Plan was subsequently amended to 39,606,817, as approved by the Board of Directors and shareholders of the Company on October 30, 2015. All share options, restricted shares and restricted share units to be granted under the 2014 Plan have a contractual term of ten years and generally vest over 3 to 4 years in the grantee’s option agreement.

In order to continuously attract and retain talents, the Company adopted a share incentive plan in 2020 (the “2020 Plan”). Under the 2020 Plan, the Company may issue an aggregate of 46,560,708 Class A ordinary shares of the Company (equal to the sum of (i) 5% of the Company’s share capital as of the date hereof, calculated on an as-converted basis by taking into consideration all the convertible promissory notes issued and to be issued by the Company, and (ii) 7,562,532 Class A ordinary shares reserved under the “2010 Plan” and “2014 Plan” for future grants) will be reserved for future issuance. After adoption of the 2020 Plan, the Company will cease to grant any new awards under the 2010 Plan and 2014 Plan while the 2010 Plan and 2014 Plan and outstanding awards granted thereunder will remain effective and can be amended by the Company from time to time pursuant to the applicable terms thereto. The 2020 Plan was approved by the Board of Directors and shareholder of the Company on May 13, 2020.

Total share-based compensation expenses relating to share options and RSUs granted to employees recognized for the six months periods ended June 30, 2019 and 2020 were as follows:

	For the six months periods ended June 30,
	2019	2020
	RMB	RMB	US$
Cost of revenues	933	1,029	145
Sales and marketing expenses	266	1,791	253
General and administrative expenses	22,181	28,757	4,070
Research and development expenses	650	85	13
	24,030	31,662	4,481

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

18.                TAXATION

The income tax expenses for the six months periods ended June 30, 2019 and 2020 were RMB20,084 and RMB42,896 (US$6,072), respectively.

Valuation allowance is considered for each of the entities. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2019, and June 30, 2020, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized in future years.

As of December 31, 2019, and June 30, 2020, the Company had gross unrecognized tax benefits of RMB2,443 and RMB3,729 (US$528), respectively. The unrecognized tax benefits and its related interest are primarily related to non-deductible expenses. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time.

The Company has elected to record interest and penalties related to income taxes as a component of income tax expense. As of December 31, 2019, and June 30, 2020, the Company’s accrued interest and penalties related to uncertain tax positions were not material.

In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries, the VIEs and the VIEs’ subsidiaries. Accordingly, the PRC tax filings from 2015 through 2019 remain open to examination by the respective tax authorities.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

19.                RELATED PARTY TRANSACTIONS

a)                       Related parties *

Name of related parties	Relationship with the Company
Xiaomi Communication Technology Co., Ltd., and its subsidiary, Beijing Xiaomi Mobile Software Co., Ltd. (collectively, “Xiaomi Group”) (2)	A group controlled by principal shareholder of the Company
Beijing Kingsoft Cloud Network Technology Co., Ltd. (“BJ Kingsoft”) (1)	A company controlled by principal shareholder of the Company
Unisvnet Technology Co., Ltd. (“Unisvnet”)	A company controlled by controlling shareholder of the Company
Beijing Tuspark Harmonious Investment Development Co., Ltd. (“Tuspark Harmonious”)	A company controlled by controlling shareholder of the Company
Ziguang Financial Leasing Co., Ltd. (“Ziguang Finance Leasing”)	A company controlled by controlling shareholder of the Company
Qidi Bus (Beijing) Technology Co., Ltd. (“Qidi Tech”)	A company controlled by controlling shareholder of the Company
Beijing Qidi Yefeng Investment Co., Ltd. (“Beijing Qidi Yefeng”)	A company controlled by controlling shareholder of the Company
Beijing Huaqing Property Management Co., Ltd. (“Beijing Huaqing”)	A company controlled by controlling shareholder of the Company
Shanghai Shibei Hi-Tech Co., Ltd. (“SH Shibei”)	Noncontrolling shareholder of a subsidiary
Marble Stone SH Group Limited (“Marble SH”) (3)	A company controlled by minority shareholder of the Company
Marble Stone Holdings Limited (“Marble Holdings”) (3)	A company controlled by minority shareholder of the Company
Shanghai Yuping Information Technology Co., Ltd. (“Shanghai Yuping”) (3)	A company controlled by minority shareholder of the Company
Jingliang Interconnected Cloud Technology Co., Ltd. (“Jingliang Inter Cloud”)	Equity investee of the Company
Beijing Chengyishidai Network Engineering Technology Co., Ltd. (“CYSD”)	Equity investee of the Company
WiFire (Beijing) Technology Co., Ltd. (“WiFire BJ”)	Equity investee of the Company
Beijing Taiji Data Tech Co., Ltd. (“Taiji”)	Equity investee of the Company in 2019 and wholly-owned subsidiary since January 31,2020
Shihua DC Investment Management Limited (“Shihua Investment Management”)	Equity investee of the Company in 2019 and wholly-owned subsidiary since January 31,2020
Shihua DC Investment Management Group Limited (“Shihua Investment Group”)	Equity investee of the Company in 2019 and wholly-owned subsidiary since January 31,2020
Apurimac Partners Limited (“APL”)	A company controlled by an officer of the Company
Asialeads Capital (Cayman) Limited	A company in which a director of the Company acts as an executive

*                           These are the related parties that have engaged in significant transactions with the Company for six months periods ended June 30, 2019 and 2020.

(1)                   Kingsoft made a significant investment in the Company in 2015.

(2)                   These companies and Xiaomi are ultimately controlled by the same party.

(3)                   These companies are controlled by Waburg Pincus, a significant minority shareholder of the Company.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

19.                RELATED PARTY TRANSACTIONS (CONTINUED)

b)                      Other than disclosed elsewhere, the Company had the following significant related party transactions for the six months periods ended June 30, 2019 and 2020:

	For the six months periods ended June 30,
	2019	2020
	RMB	RMB	US$
Services provided to:
- Xiaomi Group	223,877	248,414	35,161
- Qidi Tech	—	3,478	492
- BJ Kingsoft	3,035	30	4
- Taiji	5,552	—	—
- Others	2,435	874	124

Services provided by:
- CYSD	19,459	19,459	2,754
- APL (1)	—	11,469	1,623
- Jingliang Inter Cloud	4,739	3,958	560
- BJ Kingsoft	—	2,316	328
- Beijing Huaqing	—	1,596	226
- Others	1,266	201	28

(1)                   The service provided by APL consisted of  advisory services for issuing perpetual convertible preferred shares in 2020.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

19.                RELATED PARTY TRANSACTIONS (CONTINUED)

b)                      Other than disclosed elsewhere, the Company had the following significant related party transactions for the six months periods ended June 30, 2019 and 2020 (continued):

	For the six months periods ended June 30,
	2019	2020
	RMB	RMB	US$
Loan to:
- Shanghai Yuping	—	48,449	6,858

Lease deposit paid to:
- Ziguang Finance Leasing	2,604	—	—

Lease payment paid to:
- Ziguang Finance Leasing	5,928	13,851	1,960
- Beijing Qidi Yefeng	—	1,938	274
- Tuspark Harmonious	21,851	—	—

During the six months period ended June 30, 2020, the Company entered into an agreement with Asialeads Capital (Cayman) Limited to purchase the Company’s convertible promissory notes for total gross proceeds of US$50,000.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

19.                RELATED PARTY TRANSACTIONS (CONTINUED)

c)      The Company had the following related party balances as of December 31, 2019 and June 30, 2020:

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
Amounts due from related parties:
Current:
- Xiaomi Group	39,778	65,640	9,290
- SH Shibei	9,800	9,800	1,387
- BJ Huaqing	—	1,757	249
- Marble SH (1)	100,106	—	—
- Shihua Investment Group (2)	82,542	—	—
- Marble Holdings (1)	29,736	—	—
- Shihua Investment Management (2)	27,905	—	—
- Taiji	9,499	—	—
- Qidi Tech	1,249	—	—
- Others	1,050	1,093	155
	301,665	78,290	11,081

Non-current:
- Shanghai Yuping	—	48,449	6,858
- Tuspark Harmonious	11,863	11,863	1,679
- Ziguang Finance Leasing	8,195	8,196	1,160
- Beijing Qidi Yefeng	—	1,124	159
- Others	596	—	—

	20,654	69,632	9,856

Amounts due to related parties:
Current:
- Ziguang Finance Leasing	27,160	32,723	4,632
- Tuspark Harmonious	24,917	13,987	1,980
- APL	—	11,469	1,623
- Beijing Qidi Yefeng	—	3,975	563
- BJ Kingsoft	1,073	3,917	555
- Jingliang Inter Cloud	—	1,226	174
- Shihua Investment Group (2)	84,021	—	—
- Shihua Investment Management (2)	22,484	—	—
- WiFire BJ	6,330	—	—
- Others	950	277	37

	166,935	67,574	9,564

Non-current:
- Tuspark Harmonious	698,511	736,219	104,205
- Ziguang Finance Leasing	47,388	33,842	4,790
- Beijing Qidi Yefeng	—	10,248	1,451

	745,899	780,309	110,446

(1)                   Amounts due from Marble SH and Marble Holdings represented the unpaid cash consideration to the Company for acquiring the 100% equity interest in certain of Shihua Holdings 2’s subsidiaries in 2019.

(2)                   Amounts due from/to Shihua Investment Management and Shihua Investment Group were generated from the assets acquisition of Shihua Holdings 2 in 2019.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.                LOSS PER SHARE

Basic and diluted loss per share for the six months ended June 30, 2019 and 2020 presented were calculated as follows:

	For the six months periods ended June 30,
	2019	2020
	RMB	RMB	US$
Numerator:
Net loss	(92,693)	(1,786,299)	(252,833)
Net income attributable to noncontrolling interest	(3,727)	(4,814)	(681)

Net loss attributable to the Company	(96,420)	(1,791,113)	(253,514)
Deemed distribution to perpetual convertible preferred shareholders	—	(470,643)	(66,615)

Net loss attributable to ordinary shareholders	(96,420)	(2,261,756)	(320,129)

Denominator:
Weighted average number of shares outstanding—basic	677,689,041	660,543,890	660,543,890
Weighted average number of shares outstanding—diluted	677,689,041	660,543,890	660,543,890
Loss per share—Basic:
Net loss	(0.14)	(3.42)	(0.48)
	(0.14)	(3.42)	(0.48)

Loss per share—Diluted:
Net loss	(0.14)	(3.42)	(0.48)
	(0.14)	(3.42)	(0.48)

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

21.                FAIR VALUE MEASUREMENTS

The Company applies ASC 820. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Cash equivalents, time deposits and bonds payable are classified within Level 1 because they are valued by using quoted market prices.

Convertible promissory notes, liability classified RSU and long-term investments are classified within Level 3. The contingent considerations are based on the achievement of certain financial targets in accordance with the sales and purchase agreements for the various periods, as well as other non-financial measures. The fair value of liability classified RSU was estimated using the share price and exchange rate that the Company estimates to be settled in shares.

The Company measures equity investments elected to use the measurement alternative at fair value on a nonrecurring basis, in the cases of an impairment charge is recognized, fair value of an investment is remeasured in an acquisition/a disposal, and an orderly transaction for identical or similar investments of the same issuer was identified.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

21.                FAIR VALUE MEASUREMENTS (CONTINUED)

Assets and liabilities measured at fair value on a recurring basis were summarized below:

	Fair value measurement using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2019
	RMB	RMB	RMB	RMB
Cash equivalents:
- Time deposits	117,825	—	—	117,825

Short-term investments:
- Time deposits	363,856	—	—	363,856
Long-term investments
- Available-for-sale debt securities	—	—	1,713	1,713

Assets	481,681	—	1,713	483,394

Short-term borrowings:
- Current portion of bonds payable	912,416	—	—	912,416
Long-term borrowings:
- Bonds payable	2,089,114	—	—	2,089,114

Other liabilities:
- Liability classified RSU	—	—	2,109	2,109

Liabilities	3,001,530	—	2,109	3,003,639

	Fair value measurement using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at June 30, 2020
	RMB	RMB	RMB	RMB	US$
Cash equivalents:
- Time deposits	451,637	—	—	451,637	63,925

Short-term investments:
- Time deposits	157,546	—	—	157,546	22,299
Long-term investments
- Available-for-sale debt securities	—	—	1,713	1,713	242

Assets	609,183	—	1,713	610,896	86,466

Short-term borrowings:
- Current portion of bonds payable	922,955	—	—	922,955	130,636
Long-term borrowings:
- Bonds payable	2,153,690	—	—	2,153,690	304,835
Convertible promissory notes	—	—	3,038,867	3,038,867	430,124
Other liabilities:
- Liability classified RSU	—	—	—	—	—

Liabilities	3,076,645	—	3,038,867	6,115,512	865,595

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

21.                FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presented a reconciliation of all liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

Liability classified RSU
RMB
Fair value at January 1, 2019	4,970
Reclassification to equity	(2,861)
Reversal	—
Transfers in and/or out of Level 3	—

Fair value at December 31, 2019	2,109

Reclassification to equity	(2,109)
Reversal	—
Transfers in and/or out of Level 3	—

Fair value at June 30, 2020	—

Fair value at June 30, 2020 (US$)	—

Convertible promissory notes
RMB
Convertible promissory notes fair value (Note 16)	1,409,385

Foreign exchange gain	17,428

Changes in the fair value	1,612,054

Transfers in and/or out of Level 3	—

Fair value at June 30, 2020	3,038,867

Fair value at June 30, 2020 (US$)	430,124

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

22.                COMMITMENTS AND CONTINGENCIES

Capital commitments

As of June 30, 2020, the Company had the following commitments to purchase certain computer and network equipment and construction-in-progress:

	RMB	US$
For the remaining year ending December 31,
2020	787,919	111,523
For the year ending December 31,
2021 and thereafter	35,872	5,077

	823,791	116,600

Bandwidth and cabinet capacity purchase commitments

As of June 30, 2020, the Company had outstanding purchase commitments in relation to bandwidth and cabinet capacity consisting of the following:

	RMB	US$
For the remaining year ending December 31,
2020	347,048	49,121
For the year ending December 31,
2021	308,529	43,669
2022	26,290	3,721
2023	807	114
2024	279	39
2025 and thereafter	2,449	347

	685,402	97,011

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

22.                COMMITMENTS AND CONTINGENCIES (CONTINUED)

Managed Network Services

As of June 30, 2020, the Company was still in the process of negotiation with the seller of the Managed Network Entities on the quality assessment of the fiber optic network subsequent to the completion of construction. As this is a pending event subsequent to the acquisition which is unrelated to the original acquisition, the Company concluded that the accounting for any settlement should be separated from that of the business combination. Based on the Company’s best estimate, the fair value of the related contingent consideration in shares of RMB47,755, as determined based on the remeasured amount of December 31, 2012, is accrued as a contingent payable pursuant to ASC 450, Contingencies. The Company is negotiating with the seller of the Managed Network Entities to come to an agreement on the quality assessment of the fiber optic network as of June 30, 2020 and the Company’s estimate of the contingent payable remains unchanged.

Income Taxes

As of June 30, 2020, the Company had recognized an accrual of RMB3,729 (US$528) for unrecognized tax benefits and its interest. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

Operating litigation

In March 2019, a third-party supplier filed a lawsuit against the Company, alleging that the Company had not fully fulfilled its obligations under a network infrastructure cooperation agreement entered into in 2013. As this legal proceeding remains in preliminary stage, the Company’s management is unable to estimate the likelihood of an unfavorable outcome or the amount or range of any potential loss.

23.                SUBSEQUENT EVENTS

On June 24, 2020, the Company through its subsidiary, Shanghai Shilian Technology Co., Ltd. entered into a share purchase agreement to acquire 100% of the equity interests in Sanhe Shulifang Information Technology Co., Ltd. (“Shulifang”) for total cash consideration of RMB43,000 (US$6,086). The purpose of the acquisition is to establish a new data center. As of June 30, 2020, the transaction was not closed.